Exhibit 99.2

Memorandum of Understanding

NAVER Corporation

SoftBank Corp.

November 18, 2019

Memorandum of Understanding

NAVER Corporation (hereinafter referred to as “NAVER”) and SoftBank Corp. (hereinafter referred to as “SoftBank”) enter into this Memorandum of Understanding (hereinafter referred to as this “MOU (Shareholder Parties)”) as of November 18, 2019 with regard to the business integration of LINE Corporation (hereinafter referred to as “LINE”) and Z Holdings Corporation (hereinafter referred to as “ZHD”), as follows. In this MOU (Shareholder Parties), each of NAVER and SoftBank shall be referred to as a “Shareholder Party”, each of LINE and ZHD shall be referred to as an “Integration Party”, and each Shareholder Party and Integration Party shall be referred to as a “Party”.

Section 1 (Purposes)

1.

The Shareholder Parties are considering to implement a series of transactions for the purpose of LINE going private and becoming a joint venture company of which all voting rights are equally owned by the Shareholder Parties (LINE, as such a joint venture company (whether before or after the time such voting rights become equally owned by the Shareholder Parties), shall be referred to as the “JV Company”), and the JV Company holding a majority of the voting rights of ZHD, which shall be a holding company owing all of the businesses currently owned by the Integration Parties and maintaining a listing on the Tokyo Stock Exchange (ZHD, after the completion of the LINE Business Transfer, shall be referred to as the “Integration Holding Company”) (such series of transactions shall be collectively referred to as the “Transaction,” and the business integration of LINE and ZHD to be implemented as a result of the Transaction shall be referred to as the “Business Integration”).

2.

The Shareholder Parties shall continue to negotiate in good faith to enter into a legally binding definitive agreement with respect to the Transaction (hereinafter referred to as the “Definitive Agreement”) based on a spirit of equality and in accordance with the provisions of the MOU, in order to realize the purposes set forth in the preceding paragraph and to contribute to the smooth operation of the JV Company and the development and expansion of business of the Integration Holding Company Group.

Section 2 (Definitions)

The terms used in this MOU (Shareholder Parties) shall have the meanings set forth in Exhibit 1, unless the context clearly indicates otherwise.

Section 3 (Basic Understanding-LINE TOB)

1.

The Shareholder Parties shall, with the intent to implement a tender offer (hereinafter referred to as the “LINE TOB”) aimed at acquiring: all of the issued and outstanding (i) shares of common stock (including American Depositary Shares, each representing one share of common stock), (ii) share options and convertible bonds, of LINE (in each case, excluding those held by NAVER or LINE as treasury shares, hereinafter collectively referred to as the “Target LINE Shares”) as part of the Transaction, jointly submit to the LINE Board a letter of intent (hereinafter referred to as this “LOI”) in the form and content of Exhibit 2 as of the date of this MOU (Shareholder Parties).

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2.

The Shareholder Parties mutually acknowledge that the LOI sets forth the common understanding of the Shareholder Parties on the matters to be proposed by the Shareholder Parties to the LINE Board as material terms of the LINE TOB.

Section 4 (Basic Understanding-Outline of the Transaction)

The Shareholder Parties mutually acknowledge that Exhibit 3 hereto sets forth the common understanding of the Shareholder Parties on the outline of the Transaction other than the LINE TOB.

Section 5 (Matters to be Observed)

1.

NAVER shall not interfere with LINE Group’s performance of its business within the ordinary scope of business with the due care of a prudent manager, and in the event that an incident that may have a material impact on the Transaction has occurred or is discovered or NAVER becomes aware that LINE Group plans to conduct an act that may have a material impact on the Transaction, NAVER shall promptly notify SoftBank thereof and shall consult in good faith on actions to be taken upon the request of SoftBank.

2.

SoftBank shall not interfere with ZHD Group’s performance of its business within the ordinary scope of business with the due care of a prudent manager, and in the event that an incident that may have a material impact on the Transaction has occurred or is discovered or SoftBank becomes aware that ZHD Group plans to conduct an act that may have a material impact on the Transaction, SoftBank shall promptly notify NAVER thereof and shall consult in good faith on actions to be taken upon the request of NAVER.

Section 6 (Legal Binding Force)

The Shareholder Parties acknowledge that (i) this MOU (Shareholder Parties) is entered into for the purpose of ascertaining the common understanding of each Shareholder Party with respect to the Business Integration as of the date hereof and is not legally binding except with regards to Sections 5 to 14, and (ii) this MOU (Shareholder Parties) shall not be construed as intended to be either a promise to enter into the Definitive Agreement or an offer to enter into the Definitive Agreement, and even if any Shareholder Party decides not to enter into the Definitive Agreement as a result of consultation and negotiation in accordance with the provisions of this MOU (Shareholder Parties), neither Shareholder Party shall be liable to any person, including the other Party to this MOU (Shareholder Parties).

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Section 7 (Term)

1.

The term of this MOU (Shareholder Parties) shall commence on the date of its execution and shall expire on the earlier of (i) March 31, 2020, (ii) the termination date of the MOU (All Parties), and (iii) the date of execution of the Definitive Agreement. Provided, however, that this provision shall not preclude the extension of the term by agreement between the Shareholder Parties.

2.	Notwithstanding the preceding paragraph, the provisions of Section 6, this paragraph 7(2) and Sections 8 to 14 shall survive the termination of this MOU (Shareholder Parties).

Section 8 (Confidentiality)

Each of the Shareholder Parties mutually acknowledges that it will continue to comply with the confidentiality obligations set forth in the Mutual Confidentiality Agreement dated September 10, 2019 (including subsequent amendments from time to time; hereinafter referred to as the “MCA”) between the Parties and that, notwithstanding the provisions of Section 10 of the MCA, the term of the MCA shall be extended for a period of one year after the expiration of the MOU.

Section 9 (Disclosure)

1.

Neither Shareholder Party shall make any press releases or other disclosures concerning the Transaction, except when such Shareholder Party have consulted and agreed with the other Shareholder Party in advance on the content, timing, and methods of the disclosure. Provided, however, that no Shareholder Party shall be restricted from making any disclosure to the extent necessary if it is required by (i) the applicable Laws and Regulations, or (ii) Government Agency Decisions or any request from Government Agencies on reasonable grounds.

2.

If the Shareholder Party intends to make a disclosure pursuant to the proviso of the preceding paragraph, to the extent practically possible, such Shareholder Party shall notify the other Shareholder Party in advance in writing of the content, time and method of the disclosure and consult with the other Shareholder Party in advance.

Section 10 (No Assignment or Transfer of Contractual Status, Rights or Obligations)

No Shareholder Party shall, without the prior written consent of the other Shareholder Party, make any transfer, assignment, succession, provision as collateral or any other disposal to any third party of the contractual status or all or part of its rights and obligations under this MOU (Shareholder Parties).

Section 11 (Cost and Expenses)

Each Shareholder Party shall bear its own costs and expenses incurred in connection with the execution and performance of this MOU (Shareholder Parties), except as otherwise expressly provided in the MOU.

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Section 12 (Language)

This MOU (Shareholder Parties) shall be made in Japanese and the Japanese version is the original, and if there is any discrepancy between the Japanese version and the translation in other languages, the Japanese version shall prevail.

Section 13 (Good Faith Negotiation)

Any matter not stipulated in this MOU (Shareholder Parties) or any question concerning the interpretation of any of the provisions of this MOU (Shareholder Parties) shall be resolved upon good faith consultation between the Shareholder Parties.

Section 14 (Governing Law and Jurisdiction)

1.	This MOU (Shareholder Parties) shall be governed by and construed in accordance with the laws of Japan.

2.

Any and all disputes arising between Shareholder Parties in connection with this MOU (Shareholder Parties) shall be submitted to the exclusive jurisdiction of the Tokyo District Court as the court of first instance.

(hereafter left blank)

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IN WITNESS WHEREOF, two (2) copies of this MOU (Shareholder Parties) shall be executed, and one (1) copy each shall be retained upon signing and affixing seals thereto.

November 18, 2019

NAVER:

/s/ SEONGSOOK HAN

Bundang-gu, Seongnam-si, Gyeonggi Province

NAVER Corporation

SEONGSOOK HAN, CEO

Basic Agreement (Between Shareholder Party)-Name and Seal Page (NAVER)

November 18, 2019

SoftBank:

/s/ Ken Miyauchi

1-9-1 Higashi-shimbashi, Minato-ku, Tokyo

SoftBank Corp.

President & CEO

Ken Miyauchi

Basic Agreement (Between Shareholder Party)-Name and Seal Page (SoftBank)

Exhibit 1

Definitions

1.	“Shareholder Party” has the meanings set forth in the preamble.

2.	“Party” has the meanings set forth in the preamble.

3.	“Group” means, with respect to a person, a corporate group consisting of such person and its Subsidiary.

4.	“Subsidiary” has the meaning set forth in Article 8, Paragraph 3 of the Regulations Concerning Terminology, Forms and Preparation Methods of Financial Statements.

5.

“Government Agencies” means, collectively, a super-national, national, state, regional, municipal or other governmental agency (including administrative agency, regulatory agency, supervisory agency, court), arbitral body or financial instruments exchange or other self-regulatory organizations or any other person equivalent thereto.

6.

“Government Agency Decisions” means, collectively, judgments, decisions, orders, judicial settlements, permits, authorizations, licenses, approvals, recommendations, guidance, instructions and other decisions of the Government Agencies.

7.	“SoftBank” has the meanings set forth in the preamble.

8.	“Target LINE Shares” has the meaning set forth in Section 3, Paragraph 1.

9.	“Integration Party” has the meanings set forth in the preamble.

10.

The term “Laws and Regulations” means any law, cabinet order, ministerial ordinance, regulation, judgment, decision, order, notification, notice, ordinance or other regulation or restrictions established by the Government Agencies, or any national or multilateral treaty or agreement.

11.	“Offeror Entity (NAVER)” has the meaning set forth in Item (2) of Exhibit 3.

12.	“MOU” means, collectively, this MOU (Shareholder Parties), MOU (Integration Parties) and MOU (All Parties).

13.	“MOU (Shareholder Parties)” has the meanings set forth in the preamble.

14.	“MOU (All Parties)” means the Memorandum of Understanding on Business Integration dated November 18, 2019 among all of the Parties.

15.	“MOU (Integration Parties)” means the Memorandum of Understanding on Capital Alliance dated November 18, 2019 between the Integration Parties.

16.	“Business Integration” has the meaning set forth in Section 1, Paragraph 1.

17.	“JV Company” has the meaning set forth in Section 1, Paragraph 1.

18.	“Definitive Agreement” has the meaning set forth in Section 1, Paragraph 2.

19.	“Integration Holding Company” has the meaning set forth in Section 1, Paragraph 1.

20.	“Transaction” has the meaning set forth in Section 1, Paragraph 1.

21.	“Shareholding Adjustment” has the meaning set forth in Item (4) of Exhibit 3.

22.	“LOI” has the meaning set forth in Section 3, Paragraph 1.

23.	“LINE” has the meanings set forth in the preamble.

24.	“LINE Squeeze-out” has the meaning set forth in Item (2) of Exhibit 3.

25.	“LINE Business Transfer” has the meaning set forth in Item (5) of Exhibit 3

26.	“LINE TOB” has the meaning set forth in Section 3, Paragraph 1.

27.	“MCA” has the meaning set forth in Section 8.

28.	“NAVER” has the meanings set forth in the preamble.

29.	“NAVER Offerors” has the meaning set forth in Item (2) of Exhibit 3.

30.	“ZHD” has the meanings set forth in the preamble.

31.	“ZHD Share Transfer” has the meaning set forth in Item (3) of Exhibit 3.

Exhibit 2

LOI

November 18, 2019

To the Board of Directors

LINE Corporation

Letter of Intent

We, NAVER Corporation (“NAVER”) and SoftBank Corp. (“SoftBank”), are pleased to submit this non-binding letter of intent (“LOI”) to the board of directors of LINE Corporation (“LINE”) with a proposal to acquire directly or indirectly through one or more affiliates (NAVER, SoftBank and such affiliates are collectively referred to herein as the “Tender Offerors” or “we”) in a tender offer (“Tender Offer”): (i) (a) all of the outstanding shares of common stock of LINE (collectively, the “Common Shares”) and (b) all of the outstanding American Depositary Shares, issued by J.P. Morgan Chase Bank, N.A. acting as depositary, each representing one (1) Common Share of LINE (collectively, the “ADSs” and, together with the Common Shares, the “Shares”), in each case, that are not already owned by NAVER or by LINE as treasury shares, (ii) the Share Options (as defined below) and (iii) the Convertible Bonds (as defined below).

1)	Background of the LOI

NAVER, SoftBank, LINE and Z Holdings Corporation (“ZHD” and together with NAVER, SoftBank and LINE, the “Parties”) are engaged in discussions in connection with a potential business integration of LINE and ZHD to be implemented through a series of transactions, beginning with the Tender Offer and subsequently resulting in LINE becoming a private joint venture company owned 50-50 by NAVER and SoftBank to hold a controlling stake in ZHD, which would remain listed on the Tokyo Stock Exchange as a holding company owning all of the current business operations of LINE and ZHD (collectively, the “Proposed Transactions”).

In furtherance of the Parties’ discussions, we hereby submit this LOI to the board of directors of LINE. As you are aware, simultaneously with the submission of the LOI, the Parties are also entering into certain non-binding memoranda of understanding in relation to the Proposed Transactions.

2)	Overview of NAVER and SoftBank

NAVER

NAVER is a leading online services provider headquartered in Korea, best known for the country’s most widely used web search engine and portal with 30 million daily mobile unique visitors. NAVER has been providing various innovative contents as well as cutting-edge technology platforms including SNOW (video messaging app), NAVER WEBTOON (digital comics platform) and NAVER BAND (group social media platform), while seeking to lead on emerging technology trends including AI, robotics and mobility with a strong focus on research and development.

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NAVER owns 72.6% of the total Shares issued as of September 30, 2019 and has been working closely with LINE to support its stellar growth into a diverse ecosystem of popular services including messaging, fintech, AI, content and delivery with over 200 million users from around the world. Founded on June 2, 1999 and listed on the Korea Exchange on October 29, 2002, NAVER has become a global ICT brand with a market capitalization of KRW 25,235 bn as of November 15, 2019, consolidated revenues of KRW 5,587 bn, EBITDA of KRW 1,204 bn and net income of KRW 628 bn in the year ended December 31, 2018.

SoftBank

Guided by the SoftBank Group Corp.’s corporate philosophy, “Information Revolution – Happiness for everyone,” SoftBank combines telecommunications services with cutting-edge technologies to create and operate new businesses. SoftBank serves more than 44 million mobile consumer and enterprise subscribers in Japan, and as part of its “Beyond Carrier” strategy, is redefining industries by leveraging its unique strengths as a network operator to fully harness the power of 5G, big data, AI, IoT, robotics and other key technologies. Through partnerships with world-leading technology companies, SoftBank offers smartphone-based services that help customers navigate their daily lives, including mobile platforms developed in collaboration with WeWork for coworking, OYO for accommodation, DiDi for transportation, and Yahoo Japan for mobile payments and shopping. For next-generation services, SoftBank formed MONET Technologies Inc. with Toyota Motor Corporation to provide MaaS platforms, and established HAPSMobile Inc., which has a strategic relationship with Alphabet’s Loon, to deliver telecommunications connectivity from the stratosphere in global markets.

3)	Proposal on Tender Offer

A)	Tender Offerors

NAVER and SoftBank propose to collectively acquire directly or indirectly through one or more affiliates by a Tender Offer all of the outstanding (i) Shares (exclusive of Shares held by NAVER and treasury shares), (ii) LINE 4th – 25th share options (vested or unvested) listed in Appendix A attached hereto (the “Share Options”), and (iii) zero coupon convertible bonds due 2023 (the “Convertible Bonds (2023)”) and due 2025 (the “Convertible Bonds (2025)”) issued on September 20, 2018 (exclusive of convertible bonds held by NAVER) (collectively, the “Convertible Bonds”).

NAVER and SoftBank propose to each purchase 50% of each class of securities tendered in the Tender Offer.

B)	Proposed Prices for Purchase (each referred to as a “Tender Offer Price”)

Shares	JPY5,200 per Share

Share Options	JPY1 per Share Option

Convertible Bonds	for Convertible Bonds (2023), JPY6,962,800 per Convertible Bond (face value: JPY 10,000,000)
for Convertible Bonds (2025), JPY6,916,000 per Convertible Bond (face value: JPY 10,000,000)

2

In determining these Tender Offer Prices, we have considered publicly available information as well as certain information provided to us by LINE to date as part of our due diligence of LINE and its business.

The Tender Offer Price of JPY 5,200 per Share represents (a) a premium of 27.3% with respect to JPY 4,085, the simple arithmetic average closing price for the one-month period ending on November 13, 2019, when there were certain media reports regarding the Proposed Transactions after the closing of the Tokyo Stock Exchange market, (b) a premium of 32.2% with respect to JPY 3,934, the simple arithmetic average closing price for the three-month period ending on November 13, 2019, and (c) a premium of 45.7% with respect to JPY 3,570, the simple arithmetic average closing price for the six-month period ending on November 13, 2019. We believe that this Tender Offer Price is highly attractive to the public shareholders of LINE and would be welcomed by such shareholders.

The Tender Offer Price of JPY 1 yen per Share Option is proposed in light of the fact that Share Options were issued as incentive plans for directors and employees of LINE and thus, the Tender Offerors would be unable to exercise the Share Options even after the Tender Offerors acquire such Share Options.

The Tender Offer Price of JPY 6,962,800 yen per Convertible Bonds (2023) and JPY 6,916,000 yen per Convertible Bonds (2025) are derived from the number of underlying Shares per Convertible Bond (as calculated based on its current conversion price, with fractions rounded down to the nearest whole number) multiplied by the Tender Offer Price of JPY 5,200 per Share, respectively.

C)	Number of Shares to be Purchased

Target Number of Shares to be Purchased	82,032,614
Maximum Number of Shares to be Purchased	—

Note (1)

The Tender Offer will not have a maximum number of shares to be purchased (i.e., a maximum acceptance threshold), and thus, the Tender Offerors will purchase all tendered Shares, Share Options and Convertible Bonds.

Note (2)	The Tender Offerors do not plan to purchase any Shares owned by LINE as treasury shares in the Tender Offer.

Note (3)

The “Target Number of Shares to be Purchased” above is the maximum number of Shares that may be purchased by the Tender Offerors in the Tender Offer. This maximum number is derived from the total number of Shares issued as of September 30, 2019 (240,961,642 Shares) plus the number of Shares issuable upon exercise of the Share Options and the Convertible Bonds (27,402,686 Shares) minus the number of Shares held by NAVER (174,992,000 Shares) minus the number of Shares issuable upon exercise of the Convertible Bonds held by NAVER (9,764,543 Shares) minus the number of LINE’s treasury shares as of September 30, 2019 (1,575,171 Shares).

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D)	Potential Delisting after Tender Offer

We intend to acquire all of the outstanding Shares and, if we are unable to acquire all of the outstanding Shares through the Tender Offer, we will take steps to effect a reverse share split (kabushiki heigo) to acquire and/or cash out all of the remaining Shares after the closing of the Tender Offer, after which the Common Shares would be delisted from the Tokyo Stock Exchange and the ADSs would be delisted from the New York Stock Exchange.

4)	Authorization Process

We confirm that each of our respective board of directors has approved the submission of this LOI.

5)	Definitive Agreements

We are prepared to negotiate and finalize definitive agreements for the Proposed Transactions to be executed by the relevant Parties (the “Definitive Agreements”) expeditiously.

6)	Other Key Conditions

A)	No Binding Commitment

This LOI constitutes only a preliminary indication of our interest and is submitted on the basis that it will not give rise to any legally binding rights, obligations and/or commitments on any Party. Such rights, obligations and/or commitments will result only from the execution of Definitive Agreements and shall be subject to the terms and conditions thereof.

B)	Conditions

We propose to commence the Tender Offer only if (i) all Definitive Agreements are executed by the relevant Parties and remain in effect, and (ii) all conditions to the commencement of the Tender Offer set forth in the Definitive Agreements are satisfied or waived, which conditions would include, among other things: (a) the board of directors of LINE having, by unanimous resolution of its disinterested directors, expressed an opinion supporting the Tender Offer and recommending the Tender Offer to its shareholders and such opinion not having been altered or withdrawn, (b) the proposed business integration between LINE and ZHD as well as all related matters having been approved by the shareholders meeting of ZHD, (c) the implementation of the Proposed Transactions not being deemed to constitute, and not reasonably being expected to constitute, a breach of applicable laws or regulations and (d) all necessary consents and approvals required to implement the Proposed Transactions having been obtained (including passage of waiting periods and/or judgment periods prescribed by competition laws or similar laws in Japan and any other relevant country).

C)	Financing

NAVER has sufficient financial resources and the capability to fund 50% of the cash required in the Tender Offer through the use of its cash on hand and other financing sources.

SoftBank has sufficient financial resources and the capability to fund 50% of the cash required in the Tender Offer through the use of its cash on hand and other financing sources.

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7)	Disclosure

NAVER intends to, as required by law, disclose this LOI by promptly filing with the U.S. Securities and Exchange Commission (the “SEC”) an amendment to its Schedule 13D in respect of the Common Shares (including the Common Shares issuable upon exercise of the Convertible Bonds) held by it filed with the SEC on September 14, 2018. In addition, NAVER and SoftBank will file all written communications relating to the Tender Offer on Schedule TO-C.

8)	Advisors

	Financial Advisor	Legal Advisors
NAVER	Deutsche Bank	Nishimura & Asahi, Kim & Chang, Cleary Gottlieb Steen & Hamilton LLP
SoftBank	Mizuho Securities	Nagashima Ohno & Tsunematsu, Simpson Thacher & Bartlett LLP

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Sincerely,

SEONGSOOK HAN
CEO
NAVER Corporation

Signature Page to the Letter of Intent - NAVER

Sincerely,

Ken Miyauchi
President & CEO
SoftBank Corp.

Signature Page to the Letter of Intent - SoftBank

Appendix A: Share Options

As of November 15, 2019

#	Grant date	Exercise price (Yen)	Exercise period		Number (Shares)
			From	To
#4-6	12/17/2013	344	12/17/2015	12/16/2023	318,500
#7-8	2/8/2014	1,320	2/8/2016	2/7/2024	598,500
#10-11	8/9/2014	1,320	8/9/2016	8/8/2024	120,500
#13-14	11/1/2014	1,320	11/1/2016	10/31/2024	117,000
#16-19	2/4/2015	1,320	2/4/2017	2/3/2025	762,000
#20	7/18/2017	4,206	7/18/2018	7/18/2027	1,262,100
#22-24	7/29/2019	3,500	2022/7/29	7/8/2029	4,695,000

Total					7,873,600

Exhibit 3

Outline of Transaction

The Transaction shall be conducted in accordance with each of the following general procedures.

(1)	ZHD general meeting of shareholders to approve the matters regarding the Business Integration.

(2)	Going private procedures of LINE.

①

NAVER or its Subsidiary (hereinafter referred to as the “Offeror Entity (NAVER)”, and together with NAVER, hereinafter collectively referred to as the “NAVER Offerors”) and SoftBank will jointly implement the LINE TOB.

②

In the event that, following the completion of the LINE TOB, a portion of the Target LINE Shares have not been tendered and acquired, SoftBank and the NAVER Offerors will implement a squeeze-out procedure (hereinafter referred to as the “LINE Squeeze-out”) using a reverse stock split so that the NAVER Offerors and SoftBank become the only shareholders of LINE and LINE becomes a private company and the JV Company.

③	In the LINE TOB and LINE Squeeze-out, it is expected that NAVER (or the Offeror Entity (NAVER)) and SoftBank will acquire the Target LINE Shares, in an equal proportion.

(3)	Procedures for transferring all ZHD shares held by SoftBank to LINE (hereinafter referred to as the “ZHD Share Transfer”).

The ZHD Share Transfer will be made by way of reorganization or other means to be separately agreed between the Shareholder Parties.

(4)

Procedures for adjusting the equity interest in LINE held by the NAVER Offerors and SoftBank in order to ensure that the NAVER Offerors and SoftBank have LINE voting rights in an equal proportion and make LINE the JV Company (hereinafter referred to as the “Shareholding Adjustment”).

①

The Shareholding Adjustment is contemplated to be done through the following process: (A) new LINE shares will be issued to SoftBank (which can be done by disposition of the treasury shares held by LINE) in the amount calculated on the basis of the ratio of 0.085106383 LINE shares per ZHD share held by SoftBank or its wholly owned subsidiary (the effects of the LINE Squeeze-out will be reflected on the ratio and the ratio will also be appropriately adjusted if any other event, which reasonably requires the adjustment of the ratio, happens), which conversion ratio is based on the total number of issued and outstanding shares (excluding treasury shares) of each of LINE and ZHD as of the date of execution of this MOU (Shareholder Parties); and (B) the NAVER Offerors will purchase LINE shares from SoftBank at 9,800,000,000 yen in the amount necessary for the NAVER Offerors and SoftBank to have LINE voting rights in an equal proportion.

②	NAVER and SoftBank shall continue good faith consultations on specific methods, timing, and other matters of the Shareholding Adjustment, and determine them in the Definitive Agreement.

(5)	Procedures to transfer all of the businesses conducted by LINE to ZHD and make ZHD the Integration Holding Company (hereinafter referred to as the “LINE Business Transfer”).